NATIONAL TAX CREDIT INVESTORS II
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

August 12, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Tax Credit Investors II
      Form 10-KSB for the year ended December 31, 2004
      Filed April 18, 2005
      File No. 0-20610

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Tax Credit Investors II., a California limited partnership (the "Partnership"), in a letter dated August 1, 2005 which was sent in response to the Partnership's July 14, 2005 response to the Staff's third comment letter dated June 15, 2005, which was sent in response to the Partnership's June 9, 2005 response to the Staff's second comment letter dated May 25, 2005, which was sent in response to the Partnership's May 20, 2005 response to the Staff's original comment letter dated April 26, 2005. The
Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter dated August 1, 2005.


                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Partnership Organization and Significant Accounting
Policies

Recent Accounting Pronouncements

     1. Comment: We note that your reconsideration of paragraph 5(c) resulted in the identification of three additional local limited partnerships as variable interest entities. We also note your disclosure in Note 3 that "NTC, or another affiliate of the General Partner, is the Local Operating General Partner in 10 of the Partnership's 31 Local Partnerships." Since Exhibit A to your July 14, 2005 response letter only identifies three VIE's where the local general partner is an affiliate of AIMCO, please tell us how you considered paragraph 5(c) with respect to the remaining seven local limited partnerships referenced in Note 3.

          Response: The Partnership's disclosure in Note 3 was incorrect with respect to the number of local limited partnerships in which NTC or another affiliate of the general partner of the Partnership serves as local operating general partner. The correct number of local limited partnerships with NTC or another affiliate of the general partner of the Partnership serving as local operating general partner was six at December 31, 2004. The Partnership will adjust its disclosure in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005 to reflect a total of six local limited partnerships in which NTC or an affiliate of the general partner of the Partnership serves as local operating general partner.

          The accompanying Exhibit A to the July 14, 2005 response letter provided the name of the general partner of each of the nine local limited partnerships originally determined to be a variable interest entity ("VIE"). The Partnership did not include the three additional local limited partnerships discussed in the "Revised Determination of VIEs and Planned Future Disclosure" in the Exhibit A to the July 14, 2005 letter. The Partnership has attached a revised Exhibit A to this response that includes all twenty VIEs and information about the local general partner.

     2. Comment: We note your conclusion that the general partner is more closely associated with the local limited partnership and therefore is the primary beneficiary. Please explain to us in sufficient detail how you considered and concluded on each of the indicators in paragraph 17 and your rationale for doing so. In your response, tell us how you weighted each of these factors in arriving at your conclusion.

          Response: The Partnership was asked by the Staff in its letter dated May 25, 2005 to explain how the Partnership considered each of the criteria in paragraph 17 for those variable interest entities in which the other investor is a related party under paragraph 16. The Partnership responded to this comment, along with other comments, in its response letter dated June 9, 2005. The Partnership considered each of the four factors in paragraph 17 and determined that these factors indicated that the general partner is the member of the related party group that is more closely associated with the local limited partnerships and therefore is the primary beneficiary.

          The Partnership provides below the text of the Partnership's June 9, 2005 response letter: "Having determined under paragraph 16 that a related party relationship exists between the Partnership, the general partner and, where applicable, the administrative general partner of each local limited partnership identified as a VIE, the Partnership considered the guidance in paragraph 17 to identify the primary beneficiary of each partnership. Paragraph 17 of FIN 46R states, "If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary." The Partnership determined that the variable interests held by the related party group, consisting of the Partnership and the general partners, would, if held by a single party, identify that party as the primary beneficiary. Accordingly, the Partnership considered the guidance in paragraph 17 of FIN 46R to determine the party within the related party group that is the primary beneficiary.

     Paragraph 17 goes on to state that:

     "the determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

     a. The existence of a principal-agency relationship between parties within the related party group

     b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

     c. A party's exposure to the expected losses of the variable interest entity

     d.   The design of the variable interest entity."

     The Partnership believes that in the application of paragraph 17 of FIN 46R, the factors listed need to be considered together in conjunction with the structure of each local limited partnership and how the Partnership believes other entities would view the roles of the general partner, administrative general partner and the limited partner (i.e., the Partnership).

     This consideration revealed factors that individually could identify either the general partner or the Partnership as the party with the characteristics most closely associated with the respective local limited partnerships.

     Ultimately, as discussed below, the Partnership concluded that the general partner is the party within the related party group that has the characteristics most closely associated with the local limited partnerships. Factors that the Partnership considered to be most relevant include:

     o Although the de facto agency relationships that were identified in connection with paragraph 16 do not clearly indicate which party is principal or agent, the Partnership believes that the general partner and the administrative general partner have characteristics that are commonly associated with the principal. In this regard, the
          Partnership noted that the general partner and the administrative general partner are the parties an outside entity would contact regarding a local limited partnership matter. For example, regulatory agencies, such as the Internal Revenue Service or the United States Department of Housing and Urban Development would contact either the general partner or the administrative general partner when necessary. Similarly, the mortgage lenders would also contact the general partner when necessary. In all instances the general partner and/or the administrative general partner acts with authority in addressing these matters.

     o The Partnership noted that each general partner's relationship with the local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:

     o The general partner shall manage and conduct the business of the local limited partnership;

     o Employees of the general partner (or its affiliates) are actively involved in managing the operations of the local limited partnerships

     o    The  general   partner  has  the   obligation  to  fund  any  recourse
          obligations of the local limited partnership

     o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness

     o The general partner shall operate the local limited partnerships and shall cause the management agents to manage the properties in such a manner that the properties will be eligible to receive applicable tax credits

     o The general partner shall promptly take any and all action which may be necessary or appropriate to perfect and maintain the local limited partnership, as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations

     o The general partner shall cause the local limited partnership to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnership

     o The general partner is responsible for obtaining a management agent for the respective local limited partnership

     In addition, the local limited partnership agreements state that the Partnership, as limited partner, shall not take part in the management or control of the business of the local limited partnerships or have the authority to bind the local limited partnerships.

     These factors strongly indicate that the general partner is the party most closely associated with the local limited partnerships.

     Although the Partnership has not performed a quantitative analysis to determine the relative exposures of the Partnership and general partners to the expected losses of the respective local limited partnerships, the Partnership generally believes that it would have the greatest exposure based on provisions in the local limited partnership agreements that provide for profit and loss allocations and distributions to the limited partner(s) in accordance with ownership interest. The Partnership considered in this analysis the effects of any voluntary advances made by the Partnership to the local limited partnerships. These advances are designated a specific priority within the distribution provisions of the local limited partnership agreements. The Partnership's exposure to expected losses is greatly reduced for those local limited partnerships in which the Partnership holds a limited partner interest of less than 50% and/or does not have any voluntary advances outstanding. Although the Partnership's generally greater exposure to expected losses is a factor that tends to indicate the Partnership is the primary beneficiary, the Partnership concluded that this factor is not sufficient to offset the other factors described above which predominantly indicate that the general partner is the party most closely associated with the local limited partnerships.

     As an additional note, the Partnership is unable to make a clear determination as to which parties were more involved with the design of the local limited partnerships due to the length of time since the local limited partnerships were created and the lack of individuals associated with that process available for consultation. The Partnership presumes that both the general partner and the Partnership were highly involved in the negotiation of local limited partnership provisions. Those negotiations ultimately resulted in the general partner having more substantial rights and obligations under each local limited partnership agreement.

     The Partnership concluded, based on its qualitative consideration of the factors in paragraph 17 of FIN 46R as noted above, that the general partner is the party in the related party group that is most closely associated with, and therefore is the primary beneficiary of, the respective local limited partnership. Accordingly, the Partnership is not the primary beneficiary of any of the seventeen local limited partnerships identified as VIEs and is not required to consolidate any of the local limited partnerships."

                        *     *     *     *     *

  As requested by the Staff in its letter dated April 26, 2005, the Partnership again acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson

                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  general   partner  of  National   Tax
                                    Credit Investors II

Exhibit A - Schedule of General Partners of the Local Limited Partnerships

                                                                            GP an
                                                                           AIMCO       GP
Registrant     Local Limited Partnership     General Partner (GP) (1)   Affiliate Consolidating

NTCI II     Asheville Equity, LP            NTC, Inc.                      Yes        No
NTCI II     Columbus Junction, LP           NTC, Inc.                      Yes        No
NTCI II     Countryside North American      Howell Countryside, Inc.       No       Unknown
            Partners, LP
NTCI II     Edgewood, LP                    Edgewood Mgt Company, Inc.     No       Unknown
NTCI II     Fourth Street Apartment         Advanced Development &         No       Unknown
            Investors                       Investment, Inc.
NTCI II     Germantown, LP                  Germantown Mgt. Company,       No       Unknown
                                            Inc.
NTCI II     Grimes Park, LP                 NTC, Inc.                      Yes        No
NTCI II     Jefferson Meadows Limited       T. Runquist, Detroit           No       Unknown
            Dividend Housing Association,   Renaissance & First Centrum
            LP
NTCI II     Kentucky River Apartments, Ltd  M. Meade, R. Myers, D.         No       Unknown
                                            Meade, W. Davis and P. Lewi
NTCI II     Wynnefield Lincoln Grove LP     Crosland Housing               No       Unknown
NTCI II     Meadowlake, LP                  Meadown Lake I Mgt. Company    No       Unknown
NTCI II     Michigan Beach, LP              MB Apartments L.P.             Yes        No
NTCI II     Norwalk Park, LP                NTC, Inc.                      Yes        No
NTCI II     Oak View Spartanburg, LP        The Oak View Company           No       Unknown
NTCI II     Pampa Partnership Limited       Diversified Housing            No       Unknown
                                            Services, Inc.
NTCI II     Huntsville Properties, LP       A. Alexander, A. Snow &        No       Unknown
                                            Sanbury Corp.
NTCI II     Northwestern Partners, Ltd.     Northwestern Partners & J.     No       Unknown
                                            Reeves
NTCI II     Quivera Place Associates, LP    Quivera Management, Inc.       Yes        No
NTCI II     Salem Park, LP                  Salem Park Mgt. Company        No       Unknown
NTCI II     Virginia Park Meadows Limited   T. Runquist, First Centrum     No       Unknown
            Dividend Housing Association,   & C. Young
            LP


(1)   General Partner of the Local Limited Partnership